04012770

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Lake Shore Gold Corp.

*CURRENT ADDRESS: P.O. Box 10102
Suite 1650, West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

FILE NO. 82- 34769 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/10/04



Lake Shore Gold Corp.

2002 Annual Report

THE COMPANY IS WELL FUNDED WITH SUFFICIENT CAPITAL TO COMPLETE THE PROGRAMS PLANNED. WITH A STRONG GOLD MARKET OUTLOOK, THE COMPANY WILL EXPAND ITS ACTIVITIES TO THE EASTERN ABITIBI GOLD BELT IN BOTH ONTARIO AND QUEBEC. LAKE SHORE GOLD WILL FORM ALLIANCES WITH THIRD PARTIES TO REDUCE SHAREHOLDER RISK. THE STRENGTH OF THE COMPANY LIES NOT ONLY IN THE QUALITY OF ITS PROPERTIES BUT IN ITS PEOPLE.

Cover photograph:
Abandoned headframe, Sachigo River Gold Mine, Ellard Lake Structural Belt.



Gilleran Lake
Rapson Bay
Sachigo River Mine
Au
Ellard Lake
Belt
Ellard Lake
Harrell
Lake
Stull-Wunnummin
Fault Zone
Winisk River
Horley Lake
Musselwhite Mine
Au
Sheridan
Lake
Rowlandson-Canopener Lake
N
AEM Project Area
Mafic Volcanics/Sediments/Related Mafic-Ultramafic Intrusives
Lake Shore Gold Property, AEM Project
Mine, Past Producer, Deposit
Fault/Shear Zone
0
100
Kilometres

AEM PROJECT

To Our Shareholders

2002 WAS THE COMPANY'S INAUGURAL YEAR AS AN EXPLORER FOR GOLD AND BASE METALS IN THE CANADIAN SHIELD. THROUGH BUSINESS ARRANGEMENTS WITH AURORA PLATINUM CORP., THE COMPANY WAS ABLE TO SECURE BOTH THE TECHNICAL EXPERTISE AND A PORTFOLIO OF PROSPECTIVE MINERAL PROPERTIES FROM THE MOMENT OF ITS REORGANIZATION. IN LESS THAN SIX MONTHS, LAKE SHORE GOLD ESTABLISHED ITSELF AS A SIGNIFICANT GOLD EXPLORATION COMPANY WITH NEW DISCOVERIES AND DRILL READY TARGETS.

The predecessor company, Consolidated Takepoint Ventures Ltd., was acquired by Aurora Platinum Corp., on December 16, 2002, by way of a reverse takeover (RTO) and upon completion of the RTO changed its name to Lake Shore Gold Corp. Aurora retains the right to participate in all future financings to at least the extent required to allow Aurora to maintain its pro-rata equity interest in the Company. At December 31, 2002, Aurora held 61.2 % of the Company's issued and outstanding share capital.



Canada ranks fourth in world gold production, with most of the Canadian gold production coming from shear-hosted, structurally controlled vein-type and banded iron formation-type deposits associated with ancient greenstone (volcanic) belts in Ontario and Quebec. The Abitibi Belt in eastern Ontario and western Quebec has been the focus of much of this production and exploration for more than 100 years. High-grade gold deposits exist in a number of mining camps within this Belt, all of which are associated with major regional structural features. Prior to the Second World War, Canada's richest producing gold mine was not in the eastern gold camps, but in a relatively remote location in the Northwestern Shield of Ontario. This area has all of the required geology and potential, but lacked access and the geological/structural database needed to promote exploration for gold.



The Company has secured a number of properties within the Ellard Lake Structural Belt, which was host to the Sachigo River Gold Mine. The mine produced 52,560 ounces of gold at an average grade of 38.7 grams per tonne gold (1.13 ounces per ton gold) from quartz-sulphide veins from 1938 to 1942.

In 2001, Aurora Platinum Corp. signed an option/joint venture agreement (the AEM Project) with Inco Limited in the Northwestern Shield to explore for nickel-copper-PGM deposits. During the 1960's and 70's, Inco completed an extensive proprietary airborne magnetic and electromagnetic survey program, covering more than 36,000 square kilometres, extending from the James Bay Lowlands in the east to eastern Manitoba in the west. None of their data was ever processed using modern techniques. The AEM Project reprocessed the airborne geophysical data and, when combined with all of Inco's follow-up data (from the 1960's and 70's) including ground geophysical, geochemical, geological and drilling information, a new interpretive structural and geological framework for this virtually unexplored part of the Shield was developed. This work resulted in the definition of structurally controlled vein-type and banded iron formation hosted gold mineralization, and volcanic hosted massive sulphide prospects in addition to nickel-copper-PGM targets.

Aurora's exploration is focused on the discovery and development of nickel-copper-PGM deposits. In order to take advantage of the potential for gold and base metals within the AEM Project, the management of Aurora decided to spin-off its interest in these commodities in exchange for a controlling interest in the new gold company. All gold and other base metal exploration and development rights defined under the Aurora-Inco AEM Option/Joint Venture agreement were transferred to Lake Shore Gold, with Aurora retaining the controlling interest in Lake Shore Gold.

A number of targets defined by the AEM Project were acquired by staking, and reconnaissance field programs completed during 2002 resulted in the discovery of significant gold mineralization associated both with major structures and with banded iron formations. Selected targets were reflown by very detailed airborne geophysical surveys, and ground follow-up included ground geophysics, geochemical sampling and mapping. A number of these properties have been defined to the extent that a first phase drilling program is planned for early 2003.

The Company is well funded with sufficient capital to complete the programs planned. With a strong gold market outlook, the Company will expand its activities to the eastern Abitibi Gold Belt in both Ontario and Quebec. As properties are developed and as opportunities are generated, Lake Shore Gold will form alliances with third parties to reduce shareholder risk. The strength of the Company lies not only in the quality of its properties but in its people. Additional technical expertise and support personnel have been secured to ensure the success of Lake Shore Gold in the coming year and for the future.

Daniel G Innes
President

February 28, 2003

Project Review

The **Rowlandson-Canopener Property** is located along the regional Stull-Wunnummin Fault structure immediately west of Aurora's Lansdowne Property in northwestern Ontario. Regional field work in 2002 led to the discovery of several zones of shear (fault) hosted gold mineralization within the Property. The gold mineralization is believed to be part of a 25 kilometre long structural corridor of gold showings that strikes onto the adjoining Lansdowne Property. Till geochemical sampling supports the trend with a number of good gold geochemical anomalies down-ice from the trend. Quartz-sulphide veins have been uncovered at a number of locations and first phase sampling results included bonanza gold grades of up to 154 grams per tonne gold and 4.9% zinc on the eastern showing and up to 10 grams per tonne gold near Canopener Lake in the eastern part of the Property. A detailed airborne magnetic-electromagnetic survey completed over the Property at the end of the year further defined the corridor, and the geophysical surveys that are planned in 2003 will define drill targets.

In the Peeagwon area, approximately 50 kilometres west of the Rowlandson-Canopener Property, the Company has acquired more than 6,000 hectares of claims – the **Sheridan Property**, covering a number of complexly folded banded iron formation horizons known to host significant gold mineralization. This banded iron formation sequence is correlative with the North Caribou Greenstone Belt banded iron formations which are host to Placer Dome's producing Musselwhite Gold Mine. Outcrops are extremely rare on the Sheridan Lake Property and the distribution of favourable banded iron formation horizons are defined by the airborne geophysics. In the 1970's, Inco tested one of the many electromagnetic conductors on this Property with one short drill hole which terminated in quartz-vein material that assayed 4.46 grams per tonne gold. Numerous other target areas have been identified from the results of the field reconnaissance and geochemical till sampling programs. A closely spaced airborne magnetic-electromagnetic survey was also completed over the Property which further defined the



Lansdowne House Project
(100% Aurora)
9 g/t Au in
Quartz-Sulphide Veins
Titanium-Vanadium
Horizon
Lansdowne House
Layered Complex
AEM Project
Rowlandson-Canopener Lake Group
(Lake Shore Gold)
24 g/t Au in
Quartz-Sulphide Veins
154 g/t Au, 4.9% Zn
Quartz-Sulphide Veins
2001 Drill Intercept
(LH01-07)
0.43 g/t Au over 2.3m
2.2 g/t Au over 3.0m
0
10
Kilometres
N
Mainly Granitoids
Ultramafic Intrusive Rocks
Mafic Intrusive Rocks
Mafic Volcanic Rocks
Gold Occurrence
Fault
Gold Corridor
Ni-Cu-PGM Occurrences
PGM Reef

Rowlandson-Lansdowne Trend

Regional field work led to the discovery of several zones of shear (fault) hosted gold mineralization within the Rowlandson-Canopener Property. The gold mineralization is believed to be part of a 25 kilometre long structural corridor of gold showings that strikes onto the adjoining Lansdowne Property.


Mineral Occurrence
Ground EM Conductor
0
5
Kilometres

Sheridan Property

Magnetic-Electromagnetic Survey


386000m E
390000m E
Sheridan Property
5830000m N
Inco Drill Hole:
4.46 g/t Au
in Quartz Vein
Keynabeck
Iron Formation
in Float
5820000m N
Sheridan
Lake

structural targets and the banded iron formation stratigraphy. Associated felsic volcanic stratigraphy has potential to host volcanogenic massive sulphide mineralization and there are more than 15 strong electromagnetic conductors to be tested. Ground surveys and drilling are planned for 2003.

Past work by others, together with the Company's 2002 reconnaissance program, has identified the 12 kilometre long Harrell Lake-Southern Lake structural corridor as having good potential to contain both shear and banded iron formation hosted gold mineralization. The **Harrell Lake Property** was acquired to cover this structural zone with several strong electromagnetic conductors identified. Limited drilling by Inco in the 1970's intersected banded iron formation cut by quartz-sulphide shears that assayed 3.7 grams per tonne gold over 0.56 metres and long intervals of low-grade copper mineralization. Follow-up exploration is planned for 2003.

The Company has secured a number of properties within the Ellard Lake Structural Belt northwest of the Harrell Lake Property and extending to the Manitoba border. This belt was host to the Sachigo River Gold Mine, which produced 52,560 ounces of gold at an


N
God's Lake
Ellard Lake
South Kenyon
North Kenyon
Sachigo Gold Belt
Stull Lake
Stull-Wunnummin
Savage Island
Island Lake
Lingman
Lake
Harrell Lake
Ponask Lake
Ekwan River
North Caribou
Rowlandson-
Canopener
North Caribou Lake
Yatogan Lake
Peeagwon
0
100
Kilometres
Abitibi Gold Belt
Timmins
Porcupine-Destor
Kirkland Lake-Larder Lake-Cadillac
Bousquet
Val D'Or
Kirkland Lake

Regional Fault Structures and Gold Deposits

Comparison between the much explored Abitibi Gold Belt (plus 160 million ounces of gold) and the virtually unexplored Sachigo Gold Belt (less than 1 million ounces of gold)



average grade of 38.7 grams per tonne gold (1.13 ounces per ton gold) from quartz-sulphide veins from 1938 to 1942. Gold mineralization in the Ellard Lake Belt is hosted along east-west oriented parallel deformation zones and localized along lithological contacts. The structural setting and special association with alkaline intrusions highlights the potential for high-grade gold deposits within the trend. This structural corridor is actively being explored by a number of companies. Lake Shore Gold has acquired three properties within the trend and all have reported mineralization. The **Lacey Lake Property** includes multiple zones of quartz-veining over a five kilometre strike length west of the past producing Sachigo River Gold Mine.

At the west end of this Belt, the Rapson Bay and Gilleran Lake properties have been acquired to secure significant new gold prospects. The **Rapson Bay Property** includes a 15 kilometre stretch of the Stull-Wunnummin and Rapson Bay fault zones. Preliminary exploration in 2002 led to the discovery of quartz-sulphide veins and stockworks in sulphide-bearing gabbro adjacent to the Rapson Bay fault zone. A four metre wide composite chip sample across the zone assayed 12 grams per tonne gold and 0.1% copper. Numerous, strong electromagnetic conductors are present within the structural corridor and have never been tested.




N
South Kenyon Fault Zone
Ellard Lake Property
Sachigo River Gold Mine
Thorne Lake
Foster Lake
Sherman Lake
Summer Lake
Lacey Lake
Quartz Stockwork
Quartz Veining
Quartz Veining and Sericite Schist
Alkaline Intrusions
Sedimentary Strata
Intermediate Volcanics
Mafic Volcanics
Mineral Showing
0
100
Kilometres

Rapson Bay and Gilleran Properties


Wolfden earn-in
Little Stull Lake
Deposit Resource
448,700 tonnes
of 10.5 g/t Au
Wolfden-Kinross JV
Ellard Occurrence
Historic Sampling
up to 4 opt Au
Stull-Wunnummin
Fault Zone
Twin
Lakes
Twin Lakes Fault
N
Stull Lake
Monument Bay Fault
Rapson Bay
Property
Wolfden-Bema JV
Monument Bay Property
Twin Lakes-Seeber River Deposits
Aggregate Resource
346,200 tonnes of 5.7 g/t Au
Manitoba
Ontario
Wynne Bay
Rapson Bay Fault
Bema Wynne
Bay Occurrences
Gilleran Property
0
10
Kilometres

The **Gilleran Property** is located along the Monument Bay-Twin Lakes regional fault zone approximately five kilometres south of the Rapson Bay Property. This regional fault structure is host to a number of significant gold showings including the Twin Lakes-Seeber River deposits located approximately 30 kilometres to the west. On the Gilleran Property, a 600 by 100 metre zone of veining and silicification was discovered along a major shear structure and is highly prospective for the discovery of significant gold mineralization. Exploration on these three properties will be followed up with airborne magnetic-electromagnetic surveying and additional ground geochemical/geological surveying in preparation for drill testing in 2003.

The Way Forward

The Company has established a strong property portfolio of gold projects in the Canadian Shield of northwestern Ontario. Lake Shore Gold is well advanced in the exploration of some targets and just starting on others. The programs in 2003 will include drilling the advanced targets and moving others to the drilling phase. The Company also plans a significant expansion of activities into the Abitibi Gold Belt of Ontario and Quebec.

OGS Erlis Magnetic Data


0
5
Kilometres

Inco Limited Magnetic Data


0
5
Kilometres

AEM Project

Comparison between Government Survey data and the Inco Limited AEM Project total field magnetic data

Management's Discussion and Analysis of Financial Condition and Results of Operations

Lake Shore Gold Corp.

formerly Consolidated Takepoint Ventures Ltd.

For the six months ended December 31, 2002 and years ended June 30, 2002 and 2001

Description of Business

The Company was formed through an amalgamation in the Province of British Columbia on July 7, 1987. On June 25, 2002 the Company was continued into the Yukon Territories pursuant to the Business Corporations Act (Yukon), changed its name to Consolidated Takepoint Ventures Ltd. and consolidated its share capital on the basis of one new common share for three old.

The Company is a development stage mineral exploration company engaged in the identification, acquisition, evaluation, exploration and development of properties with prospects for hosting gold and base metal deposits. Subsequent to the business reorganization, the Company commenced its exploration activities in northern Ontario on assets acquired from Aurora pursuant to an acquisition agreement. A two-phase exploration program is being initiated involving linecutting and geophysics followed by drilling if warranted by the results obtained in the first phase.

Overview

On December 16, 2002 the Company completed a business reorganization involving certain mineral claims and related rights ("Mineral Assets") held by Aurora Platinum Corp. ("Aurora") by issuing an aggregate of 13,000,000 common shares and 550,000 share purchase warrants. The acquisition was treated as a reverse takeover ("RTO") of the Company under the policies of the TSX Venture Exchange (the "Exchange"). However the direct purchase method of accounting has been applied in accordance with generally accepted accounting principles and the value of the Mineral Assets has been recorded at their cost or book value.

Aurora has the right to participate in all future equity financings to at least the extent required to allow Aurora to maintain its pro rata equity interest in the Company. This right will terminate should Aurora own less than 20% of the Company's issued and outstanding equity capital. At December 31, 2002 Aurora held 61.2% of the Company's issued and outstanding share capital.

The Mineral Assets acquired from Aurora are comprised of a 100% interest in 72 mineral claims located in northern Ontario and certain proprietary geophysical, geological and structural information. The Company has exploration and development rights in the claims for all metals and minerals except kimberlites/diamonds, subject to a third party right to purchase any nickel, copper and platinum group metals and that third party to acquire a 50% interest in the claims or receive a 1.5% net smelter returns royalty.

Upon completion of the acquisition the Company changed its name to Lake Shore Gold Corp., there was a change in management and Aurora acquired control of the Company. The Company also implemented a new stock option plan.

Subsequent to the transaction, the Company changed its fiscal year end date from June 30 to December 31. As a result, the Company has a transition year of six months ended December 31, 2002.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

In the following discussion, comparisons to the historical year may not be meaningful as a result of the six month transition year, and also because the Company was inactive until the completion of the business reorganization.

Results of Operations

Net loss for the six month period ended December 31, 2002 was $239,269 or $0.05 per share compared to a net loss of $142,208 or $0.06 per share for the year ended June 30, 2002 and a loss of $222,393 or $0.09 per share for 2001. The increase in loss pertains mainly to expenditures relating to the business reorganization and acquisition agreement between the Company and Aurora and to stock-based compensation.

Consulting and management fees for the period ended December 31, 2002 include $32,164 in fees on account of consulting and management services provided by directors, officers and other consultants, and $51,700 relating to stock-based compensation expense for stock options granted to non-employees.

General exploration represents $25,300 relating to stock-based compensation expense for stock options granted to non-employees involved in exploration work.

Investor relations expense of $26,342, $11,151 and $23,435 for the period ended December 31, 2002 and years ended June 30, 2002 and 2001 respectively includes regulatory and transfer agent fees and the costs related to the printing and dissemination of shareholder information.

Legal and accounting expense of $100,436 includes $83,556 of legal fees relating to the business reorganization. The Company incurred legal and accounting fees of $44,563 during the year ended June 30, 2002 and $149,160 in 2001.

Financial Condition, Liquidity and Capital Resources

On December 3, 2002 a special meeting of shareholders was held and shareholder approval was received for the acquisition of resource properties from Aurora, and on December 16 the transactions set out in the acquisition agreement also received regulatory approval. The Company acquired the Mineral Assets from Aurora in exchange for the Company issuing 13,000,000 common shares (the "Acquisition Shares") and 550,000 non-transferable share purchase warrants (the "Acquisition Warrants"). Each Acquisition Warrant will allow Aurora to purchase one common share of the Company for $0.24 for two years from issuance.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. The escrowed shares will be released in stages with the final lot being released in December 2005 under the current escrow agreement.

Concurrent with and part of the acquisition, the Company raised gross proceeds of $1 million through the sale of 5,555,556 units at $0.18 per unit. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full share purchase warrant entitles the holder to buy one common share at $0.36 within 12 months after closing. The proceeds will be applied to initial exploration work on the Mineral Assets and for general corporate purposes. The agent received a cash commission of 7.5% of the gross proceeds and 555,555 agent's warrants.

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. As a result of stock options granted to non-employees, the Company recognized $77,000 as stock-based compensation expense and included this amount in contributed surplus.

The value of resource properties includes $757,443 in exploration expenditures transferred from Aurora in exchange for the Acquisition Shares and $6,039 in costs incurred directly by Lake Shore Gold in December.

The Company had working capital of $998,119 as at December 31, 2002 compared with $247,551 as at June 30, 2002 and $279,759 as at June 30, 2001.

In management's view, the Company's cash position is sufficient to fund planned exploration expenditures and meet ongoing obligations in the short term.

Outlook

On January 30, 2003 the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. Each flow through unit consisted of one flow through common share and one-half of a non-flow through share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole share purchase warrant entitles the holder to buy one non-flow through common share for $1.30 within 12 months after closing. The agent was paid a commission of 7% of gross proceeds and received 120,000 broker warrants. Each broker warrant entitles the holder to purchase one non-flow through common share at a price of $1.20 within 12 months after closing.

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

The Company will focus the majority of its exploration activities in Ontario, Canada, and as opportunities present themselves will form alliances with third parties in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Lake Shore will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets.

Auditors' Report

To the Shareholders of Lake Shore Gold Corp. *(formerly Consolidated Takepoint Ventures Ltd.)*

We have audited the balance sheet of Lake Shore Gold Corp. as at December 31, 2002 and the statement of loss and deficit and cash flows for the six month period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the six month period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

The consolidated financial statements as at June 30, 2002 and 2001 and for the years then ended were audited by another auditor, who expressed an opinion without reservation on these statements in his report dated September 3, 2002.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
February 28, 2003

Balance Sheets

Lake Shore Gold Corp.

formerly Consolidated Takepoint Ventures Ltd.

	December 31, 2002	June 30, 2002	June 30, 2001
Assets			
Current			
Cash and cash equivalents	$ 1,126,096	$ 268,787	$ 70,731
Exploration advances and other receivables	12,098	1,084	341,827
	1,138,194	269,871	412,558
Resource properties *(note 3)*	763,482	–	–
	$ 1,901,676	$ 269,871	$ 412,558
Liabilities			
Current			
Accounts payable and accrued charges	$ 59,780	$ 22,320	$ 132,799
Due to parent company *(note 5)*	80,295	–	–
	140,075	22,320	132,799
Shareholders' Equity			
Share capital *(note 4)*	4,096,249	2,419,930	2,409,969
Contributed surplus	257,015	180,015	79,976
Deficit	(2,591,663)	(2,352,394)	(2,210,186)
	1,761,601	247,551	279,759
	$ 1,901,676	$ 269,871	$ 412,558

See accompanying notes to consolidated financial statements

Approved by the Board

Daniel G Innes

Thomas W Beattie

Statements of Loss and Deficit

Lake Shore Gold Corp.
formerly Consolidated Takepoint Ventures Ltd.

	For the six month period ended December 31, 2002	For the year ended June 30, 2002	For the year ended June 30, 2001
EXPENSES			
Consulting and management fees	$ 83,864	$ 14,500	$ 21,000
Write down of loan receivable	–	86,949	–
General exploration	25,300	–	38,792
Investor relations	26,342	11,151	23,435
Legal and accounting	100,436	44,563	149,160
Office expense	7,006	3,509	8,222
Loss before undernoted item	(242,948)	(160,672)	(240,609)
Interest and other income	3,679	18,464	18,216
Net loss for the period	(239,269)	(142,208)	(222,393)
Deficit at beginning of period	(2,352,394)	(2,210,186)	(1,987,793)
Deficit at end of period	$ (2,591,663)	$ (2,352,394)	$ (2,210,186)
Loss per share	$ (0.05)	$ (0.06)	$ (0.09)
Weighted average number of shares outstanding	4,608,100	2,449,408	2,444,448

See accompanying notes to consolidated financial statements

STATEMENTS OF CASH FLOWS

Lake Shore Gold Corp.
formerly Consolidated Takepoint Ventures Ltd.

	For the six month period ended December 31, 2002	For the year ended June 30, 2002	For the year ended June 30, 2001
OPERATING ACTIVITIES			
Net loss for the period	$ (239,269)	$ (142,208)	$ (222,393)
Items not involving cash			
Write down of loan receivable	–	86,949	–
Stock-based compensation	77,000	–	–
	(162,269)	(55,259)	(222,393)
Change in non-cash operating working capital items			
(Increase) decrease in exploration advances and other receivables	(11,015)	253,793	(331,752)
Increase (decrease) in accounts payable and accrued charges	117,756	(110,478)	68,273
	(55,528)	88,056	(485,872)
INVESTING ACTIVITY			
Resource property expenditures	(6,039)	–	–
FINANCING ACTIVITY			
Shares issued	918,876	110,000	–
Increase (decrease) in cash and cash equivalents during the period	857,309	198,056	(485,872)
Cash and cash equivalents at beginning of period	268,787	70,731	556,603
Cash and cash equivalents at end of period	$ 1,126,096	$ 268,787	$ 70,731
Cash and cash equivalents consist of:			
Cash	228,508	268,787	70,731
Short-term investments	897,588	–	–
Cash and cash equivalents at end of period	$ 1,126,096	$ 268,787	$ 70,731

Supplemental cash flow information *(note 7)*

See accompanying notes to consolidated financial statements

Notes to Financial Statements

Lake Shore Gold Corp.

formerly Consolidated Takepoint Ventures Ltd.

For the six months ended December 31, 2002 and years ended June 30, 2002 and 2001

1. Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of gold properties in Canada. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and attaining future profitable production from the properties or proceeds from disposition.

The Company was formed through an amalgamation in the Province of British Columbia on July 7, 1987. On June 25, 2002 the Company was continued into the Yukon Territories pursuant to the Business Corporations Act (Yukon), changed its name to Consolidated Takepoint Ventures Ltd. and consolidated its share capital on a one new common share for three old basis.

On December 16, 2002 the Company completed an agreement to acquire certain mineral claims and related rights held by Aurora Platinum Corp. ("Aurora") in consideration for issuing an aggregate of 13,000,000 common shares and 550,000 share purchase warrants. The acquisition was treated as a reverse takeover ("RTO") of the Company under the policies of the TSX Venture Exchange (the "Exchange"). However, in accordance with EIC-10, the direct purchase method of accounting has been applied by the Company and the value of the acquired assets (mineral claims) has been recorded at their cost or book value.

Aurora has the right to participate in all future equity financings to at least the extent required to allow Aurora to maintain its pro rata equity interest in the Company. This right will terminate should Aurora own less than 20% of the Company's issued and outstanding equity capital. At December 31, 2002, Aurora held 61.2% of the Company's issued and outstanding share capital.

The mineral assets acquired are comprised of a 100% interest in 72 mineral claims located in northern Ontario (known as the AEM Gold Project) and certain proprietary geophysical, geological and structural information. The Company has exploration and development rights in the claims for all metals and minerals except kimberlites/diamonds, subject to certain back-in rights to purchase any nickel, copper and platinum group metals and to acquire a 50% interest in the claims and a 1.5% net smelter returns royalty held by a third party.

Upon completion of the RTO the Company changed its name to Lake Shore Gold Corp. (the "Company"), there was a change in management, and Aurora acquired control of the Company. The Company also implemented a new stock option plan.

Reorganization costs of $83,556 were incurred and included in legal and accounting on the statement of loss and deficit.

Subsequent to the reorganization, the Company changed its fiscal year end date from June 30 to December 31. As a result, the Company has a transition year of six months ended December 31, 2002.

2. Significant Accounting Policies

a) Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

b) Financial Instruments

The Company's financial instruments include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, and due to parent company. The carrying value of these financial instruments approximates fair value.

c) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

d) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

e) Stock Options

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective July 1, 2002. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company adopted the intrinsic value method for stock-based awards made to employees, officers and directors whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

f) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

g) Loss per Share

Fully diluted loss per share has not been presented as it is anti-dilutive.

3. Resource Properties

For the six month period ended December 31, 2002:

	AEM Gold Project
Acquisition of mineral assets	$ 757,443
Geology	6,039
Balance, end of period	$ 763,482

There were no resource property expenditures for the years ended June 30, 2002 and 2001.

See note 1 for description of mineral assets.

4. Share Capital

a) The Company has authorized share capital of 100,000,000 common shares without par value.

During the six months ended December 31, 2002, and the years ended June 30, 2002 and 2001, changes in issued and outstanding share capital were as follows:

	December 31, 2002		June 30, 2002		June 30, 2001	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, beginning of period	2,676,301	$ 2,419,930	7,333,334	$ 2,409,969	7,333,334	$ 2,409,969
Exercise of warrants	–	–	1,000,000	110,000	–	–
Cancellation of escrowed shares	–	–	(304,412)	(100,039)	–	–
Acquisition of mineral claims	13,000,000	757,443	–	–	–	–
Private placement – net of share issue costs of $81,124	5,555,556	918,876	–	–	–	–
	21,231,857	4,096,249	8,028,922	2,419,930	7,333,334	$ 2,409,969
Consolidation 1:3	–	–	(5,352,621)	–	–	–
Balance, end of period	21,231,857	$ 4,096,249	2,676,301	$ 2,419,930	7,333,334	$ 2,409,969

Concurrent with the acquisition of mineral claims described in note 1, in December 2002, the Company completed a private placement to raise gross proceeds of $1 million through the sale of 5,555,556 units at a price of $0.18 per unit. Each unit consisted of one common share and one-half share purchase warrant, with each full warrant entitling the holder to acquire one additional common share at $0.36 per share for 12 months from the closing of the private placement. The agent received a cash commission of 7.5% of gross proceeds and 555,555 agent's warrants.

b) Stock Options
During the period ended December 31, 2002, the Company granted 3,090,000 stock options exercisable at $0.24 per share and expiring on December 16, 2007. There were no stock options outstanding as at June 30, 2002 and 2001.

c) Stock-Based Compensation Plan
As a result of stock options granted to non-employees, the Company recognized $77,000 as stock-based compensation expense and included this amount in contributed surplus. The stock-based compensation expense is classified between consulting and management fees and general exploration.

When stock-based compensation awards are granted to employees, no compensation expense is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation expense for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted on or after July 1, 2002, the Company's net loss for the period would have been increased to the pro forma amount indicated below:

For the six months ended December 31, 2002

Net loss	
As reported	$ 239,269
Pro forma	$ 502,169

The loss per share on a pro forma basis would be $0.11 compared to the $0.05 reported.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the six month period ended December 31, 2002: no dividends are to be paid; volatility of 43%; risk-free interest rate of 5%; and expected life of five years.

d) As at December 31, 2002, there were 3,883,333 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
December 17/02	550,000	$0.24	December 17/04
December 17/02	3,333,333	$0.36	December 17/03

No carrying values have been assigned to the warrants.

5. Related Party Transactions

Fees amounting to $9,950 (June 30, 2002 – $7,250; 2001 – $15,000) were paid on account of consulting and management services provided by companies owned by current directors and officers. As at December 31, 2002, there was an amount of $80,295 due to Aurora.

Rent and telephone charges totaling $900 (2001 – $6,000) were paid to a company controlled by the former president of the Company and management fees totaling $2,750 (2001 – $6,000) were paid to two former directors during the year ended June 30, 2002.

6. Income Taxes

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	December 31, 2002	June 30, 2002	June 30, 2001
Statutory tax rate	40%	40%	45%
Recovery of income taxes computed at standard rates	$ 95,708	$ 56,833	$ 100,077
Non-deductible expense	(30,800)	–	–
Tax losses not reported in the period that the benefit arose	(64,908)	(56,833)	(100,077)
Income tax provision	$ –	$ –	$ –

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax (liability) asset are as follows:

	December 31, 2002	June 30, 2002	June 30, 2001
Operating loss carry forwards	$ 245,709	$ 208,232	$ 236,137
Accumulated cost base difference on assets	416,373	109,926	73,842
	662,082	318,158	309,979
Loss: Valuation allowance	(662,082)	(318,158)	(309,979)
Net future income tax	$ –	$ –	$ –

At December 31, 2002, the Company had loss carry forwards of $614,272 available for tax purposes in Canada which expire between 2003 and 2010.

7. Supplemental Cash Flow Information

	For the six month period ended December 31, 2002	For the year ended June 30, 2002	For the year ended June 30, 2001
Issued 13,000,000 common shares to Aurora pursuant to the acquisition agreement	$ 757,443	$ –	$ –
Granted 700,000 stock options to consultants	$ 77,000	$ –	$ –
Interest received	$ 2,740	$ 3,401	$ 18,216

8. Subsequent Event

On January 30, 2003 the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. Each flow through unit consisted of one flow through common share and one-half of a non-flow through share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole share purchase warrant entitles the holder to buy one non-flow through common share for $1.30 within 12 months after closing. The agent was paid a commission of 7% of gross proceeds and received 120,000 broker warrants. Each broker warrant entitles the holder to purchase one non-flow through common share at a price of $1.20 within 12 months after closing.

Corporate Directory

Directors and Officers
Daniel G Innes
President, CEO and Director

Parkash K Athwal
Chief Financial Officer

Susy H Horna
Corporate Secretary

Thomas W Beattie *
Director

Anthony R Harvey *
Director

John G Paterson
Director

Michael D Winn *
Director

* *member of the audit committee*

Head Office
Lake Shore Gold Corp.
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 669 3533
Fax 604 688 5175
www.lsgold.com
info@lsgold.com

Exploration Offices
1988 Kingsway, Unit G
Sudbury, Ontario
Canada P3B 4J8

Telephone 705 525 0992
Fax 705 525 7701

701 Route 382
Laverlochère, Québec
Canada J0Z 2P0

Tel/Fax 819 765 2718

Auditors
Deloitte & Touche LLP
Four Bentall Centre, PO Box 49279
Suite 2800, 1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1P4

Transfer Agent
Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Stock Exchange Listing
LSG – TSXV

Notice of Annual Meeting
The annual meeting of shareholders will be held at:

Four Seasons Hotel
791 West Georgia Street
Vancouver, British Columbia, Canada
Wednesday, June 4, 2003 at 1:00 pm

Lake Shore Gold Corp.
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 669 3533
Fax 604 688 5175
www.lsgold.com
info@lsgold.com